UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170191

DIVISION OF
CORPORATION FINANCE

March 2, 2017

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Re: Citigroup Inc.
Incoming letter dated February 16, 2017

Dear Ms. Dropkin:

This is in response to your letter dated February 16, 2017 concerning the shareholder proposal submitted to Citigroup by Kenneth Steiner. We also have received letters on the proponent's behalf dated February 20, 2017, February 21, 2017, February 23, 2017 and February 24, 2017. On February 10, 2017, we issued a no-action response expressing our informal view that Citigroup could not exclude the proposal from its proxy materials for its upcoming annual meeting. We were unable to concur in Citigroup's view that it could exclude the proposal under rule 14a-8(i)(3). We were also unable to conclude that Citigroup had met its burden of establishing that it could exclude the proposal under rule 14a-8(i)(10). You have asked us to reconsider our position under rule 14a-8(i)(10).

The Division grants the reconsideration request, as there now appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Citigroup's policies, practices and procedures compare favorably with the guidelines of the proposal and that Citigroup has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

cc: John Chevedden

****** FISMA & OMB Memorandum M-07-16 ******

JOHN CHEVEDDEN

****** FISMA & OMB Memorandum M-07-16 ******

****** FISMA & OMB Memorandum M-07-16 ******

February 24, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 21 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the February 16, 2017 Request for Reconsideration of *Citigroup Inc.* (February 10, 2017).

Attached is another form of misinformation and incomplete information put out by companies in their zeal to hamstring shareholder proxy access. Attached is a management opposition statement to a proposal which has the same resolved statement as this proposal.

This management opposition statement just assumes that all the 27% of that company's stock, which is cited, has been held continuously for 3-years. There is absolutely nothing to back this up. I have asked that company to explain. This is already not a lone example and may be a prediction of more misinformation to come.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Shelley Dropkin

Recommendation of the Board of Directors

The Board of Directors recommends a vote AGAINST this proposal for the following reasons:

The Board has carefully considered the proposal and has concluded that the proposal is not in the best interests of the Company and our shareholders. The Board believes that the amendment requested by this shareholder proposal is unnecessary because the Company has already amended our By-laws to implement proxy access in a meaningful manner and on terms that are the same as those adopted by a significant majority of companies that have adopted proxy access bylaws. In particular, the Company's existing proxy access By-law permits up to 20 shareholders to aggregate their positions for purposes of meeting the 3% minimum ownership requirement and counts affiliated shareholders as only one shareholder for this purpose. In addition, the Board believes that the Company maintains strong corporate governance practices that, coupled with its existing proxy access By-law, provides shareholders with a meaningful voice into the nomination and election of directors.

In 2016 the Company adopted a meaningful proxy access By-law following shareholder outreach.

The Board amended the Company's By-laws to implement proxy access procedures in February 2016. The current version of the By-laws are publicly available as Exhibit 3.2 to the Current Report on Form 8-K that we filed with the SEC on May 16, 2016.

Recognizing that proxy access was of interest to many of our shareholders, prior to adopting the Company's proxy access framework in February 2016, the Company analyzed the issue, including reviewing it with our major shareholders and advisors. Ultimately, the Board adopted a proxy access By-law that seeks to balance the interest of shareholders in effectively including candidates for the Board in the Company's proxy materials with the need to use resources efficiently and protect the interests of all shareholders. The Board believes that the proxy access By-law it adopted achieves that balance and reflects its fundamental commitment to robust corporate governance practices.

The Company's proxy access By-law differs from the shareholder proposal only with respect to the limit on how many shareholders may aggregate their shares in order to reach the 3% ownership requirement.

The Company's proxy access By-law permitting up to 20 shareholders to aggregate their holdings is appropriate.

The proposal would allow up to 50 shareholders to aggregate their holdings to meet the minimum share ownership required for proxy access. By contrast, the Company's proxy access By-law permits up to 20 shareholders to aggregate their holdings in order to meet the 3% minimum ownership threshold. The Board believes this is a reasonable and appropriate provision that is consistent with: (i) views expressed by the shareholders during the Company's outreach efforts prior to the Board's adoption of the Company's proxy access By-law, (ii) the practice of more than 85% of the nearly 300 companies that have adopted a proxy access provision and (iii) provisions that have received wide support from major institutional shareholders. Further, as disclosed on page [XX] of this Proxy Statement, the Company' largest three shareholders beneficially own approximately 27% of the Company's outstanding common stock on an aggregated basis. The Company accordingly believes that its existing By-law provides a meaningful proxy access right that does not inhibit the formation of shareholder groups to achieve the minimum ownership requirement.

Further, the Company believes that although shareholder groups with more than 20 members are unlikely to form, to the extent they do such groups would generate substantial administrative and operational costs for the Company without providing a corresponding benefit to shareholders. The Company is required to make inquiries into the nature and duration of the share ownership of each shareholder participating in an aggregate group in order to verify their holdings and compliance with the requirements of our By-laws. The expansion of these obligations to groups comprised of more than 20 unaffiliated shareholders would be highly impractical from the Company's perspective, and would potentially jeopardize the Company's ability to administer nominations submitted by such groups in accordance with the By-laws. Finally, the Board does not believe that the current aggregation limit restricts the ability of institutional investors or other significant investors to make nominations because affiliated shareholders (i.e., those that are under common management and investment control) are counted as one shareholder for purposes of the aggregation requirement. In this regard, aside from this shareholder proposal the Company has not received any communications from shareholders indicating that the 20 shareholder aggregation provision is unduly restrictive. The existing By-law therefore strikes an appropriate balance between the interest of shareholders in taking advantage of proxy access procedures with the need to efficiently use the Company's resources in the interest of all shareholders.

The Company has an established record of strong governance practices, particularly when it comes to Board accountability and shareholder engagement.

In considering the shareholder proposal, our Board encourages shareholders to consider the Company's proxy access aggregation provision in the context of other provisions already included in our Company's Articles of Incorporation, By-laws, Corporate Governance Principles and other practices that are designed to promote accountability of our Board and management to our investors and to foster shareholder engagement. These include the following highlights.

- Proxy access procedures reflecting input from our shareholders and containing terms that are consistent with those of other companies are available to shareholders under the existing By-laws.
- We actively review and refresh our Board of Directors. Since the beginning of 2013, we have added five new independent directors who have brought valuable and varied experience, each providing a fresh perspective on our Board.
- The independent Nominating and Governance Committee annually evaluates the Board and, in making decisions on the Board's composition, considers the tenure, performance, contributions, experience, skill set, and commitment of each director.
- Our Board is declassified and elected annually by a majority of the votes cast in uncontested elections.
- A process exists for shareholders to submit recommendations of director candidates for consideration by the Nominating and Governance Committee.
- Shareholders have a right to call special meetings.
- With the exception of the CEO, all of our directors are independent.
- Directors must not stand for election after reaching the age of 72 and are limited in the number of other boards on which they may serve.
- The Company does not have a shareholder rights plan, also known as a "poison pill."

- There are no supermajority voting requirements in our Company's Articles of Incorporation or By-laws.
- Up to 70% of our NEO compensation is in the form of long-term incentive compensation, which aligns executives' priorities with those of our shareholders.
- Directors are subject to meaningful stock ownership requirements.

Conclusion

The Board of Directors believes that, as described in detail above, the Company's proxy access By-law, including the provision permitting up to 20 shareholders to aggregate their holdings, achieves the proper balance of providing shareholders with a meaningful proxy access right while managing administrative and operational costs in a practical manner. The Company remains committed to maintaining strong corporate governance practices, and the Board believes the Company's existing proxy access By-law achieves this objective.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote AGAINST this proposal. Unless a contrary choice is specified, proxies solicited by our Board will be voted AGAINST this proposal.

JOHN CHEVEDDEN

****** FISMA & OMB Memorandum M-07-16 ******

****** FISMA & OMB Memorandum M-07-16 ******

February 23, 2017 pm

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 20 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the February 16, 2017 Request for Reconsideration of *Citigroup Inc*. (February 10, 2017).

The company assumes (on page 2 and on page 3) that stockholder ownership has been "stable" for 3-years. The company fails to define the meaning of "stable." This leads to the conclusion that the company means that the company assumes that the stock holdings of existing large shareholders (that have been held for 3-years) have been and will be frozen. However, information is missing on the percentage of shares, held by the large shareholders selected by the company analysis, that have been held continuously for 3-years.

The attached spreadsheet shows that Citigroup had an average of 11.52% of shares traded in or out during the last reported quarter ending 12/31/2016 for 100 large shareholders.

The company made no attempt to explain its conclusion on possible shareholder combinations to meet the challenging 3/3 requirement by only 20 shareholders in light of any data on stock volatility like the attached spreadsheet. Apparently the company assumes that the current holdings of its selection of large shareholders has all been held for 3-years and will all be frozen as long as shareholder proxy access is written into the company bylaws.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Shelley Dropkin

Pages 7 through 9 redacted for the following reasons:
- -
COPYRIGHTED MATERIAL OMITTED

JOHN CHEVEDDEN

****** FISMA & OMB Memorandum M-07-16 ******

****** FISMA & OMB Memorandum M-07-16 ******

February 23, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 19 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the February 16, 2017 Request for Reconsideration of *Citigroup Inc.* (February 10, 2017).

The company assumes (on page 2 and on page 3) that stockholder ownership has been "stable" for 3-years. The company fails to define the meaning of "stable." This leads to the conclusion that the company means that the company assumes that existing shareholders do not sell any of their current holdings for the next 3-years.

The company thus ignores its bylaw text:
(e) Group Provisions to Determine Eligible Stockholder. An "Eligible Stockholder" is one or more persons who own and have owned, or are acting on behalf of one or more persons who own and have **owned** (as defined below in Section 12(f)), **for at least three years as of the date the Notice of Proxy Access Nomination is received by the Company, shares representing at least 3% of the shares of common stock outstanding as of the date of such Notice of Proxy Access Nomination** (the "Required Shares"), and who continue to own the Required Shares at all times between the date the Notice of Proxy Access Nomination is received by the Company and the date of the applicable annual meeting of stockholders, provided that the aggregate number of persons whose stock ownership is counted for the purposes of satisfying the foregoing ownership requirement, shall not exceed 20. [emphasis added]

The company has not met the burden of proof required by Rule 14a-8(g). The company has not demonstrated that even one hypothetical group of 20 shareholders can meet the 3-year holding requirements of its existing bylaws.

Despite the burden resting on the company, the compnay no-action leters were devoid of any analysis of the impact of the 3-year holding period on the number of eligible shares. Reference Rule 14a-8(g): "Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."

Since the company has not considered the mandatory 3-year holding period, the company has failed to provide evidence that its restrictive proxy access bylaw provisions are anything but an illusion of shareholder proxy access.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Shelley Dropkin

JOHN CHEVEDDEN

****** FISMA & OMB Memorandum M-07-16 ****** ****** FISMA & OMB Memorandum M-07-16 ******

February 21, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 18 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the February 16, 2017 Request for Reconsideration of *Citigroup Inc.* (February 10, 2017).

The company assumes (on page 2 and on page 3) that stockholder ownership has been "stable" for 3-years. The company fails to define the meaning of "stable." This leads to the conclusion that the company means that the company assumes that existing shareholders do not sell any of their current holdings for the next 3-years.

Thus one issue not realistically addressed by the company is that according to PoliticFact, the average holding time for stocks has fallen to 4-months.
http://www.politifact.com/virginia/statements/2016/jul/06/mark-warner/mark-warner-says-average-holding-time-stocks-has-f/

A 4-month holding period reduces the likelihood that 20 shareholders will meet the 3-year requirement since many shareholders will have held only a small fraction, if any, of the shares they hold today for the entire 3-year period.

Under Rule 14a-8(g) the company has the burden of proof to show that their bylaw restrictions, limiting the number of shareholders that form a group, can be met by only 20 shareholders. Since the company has not realistically considered the mandatory 3-year holding period, the company has failed to provide evidence that its restrictive proxy access bylaw provisions are anything but an illusion of shareholder proxy access.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Shelley Dropkin

Pages 14 through 17 redacted for the following reasons:
- -
*** COPYRIGHTED MATERIAL OMITTED***

JOHN CHEVEDDEN

****** FISMA & OMB Memorandum M-07-16 ****** ****** FISMA & OMB Memorandum M-07-16 ******

February 20, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 17 Rule 14a-8 Proposal
Citigroup Inc. (C)
Shareholder Proxy Access Reform
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the February 10, 2017 Request for Reconsideration of Citigroup Inc. (February 10, 2017).

The company did not distinguish its situation from the following Response letters regarding proxy access proposals:
Fiserv, Inc. (February 10, 2017)
Flowerseve Corporation (February 10, 2017)
Target Corporation (February 10, 2017)
UnitedHealth Group, Inc. (February 10, 2017)

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Shelley Dropkin

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

February 16, 2017

BY E-MAIL [shareholderproposals@sec.gov]
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner

Dear Sir or Madam:

Introduction and Request for Reconsideration. This letter concerns the above proposal (the "Proposal") submitted to Citigroup Inc. (the "Company"). On December 16, 2016, the Company submitted a letter (the "Initial Request") requesting that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission confirm that the Staff would not recommend enforcement action if the Proposal is excluded from the Company's proxy materials for its 2017 annual meeting of stockholders (the "2017 Proxy Materials") in reliance on, among other grounds, Rule 14a-8(i)(10). Following the Initial Request, John Chevedden, the proponent's proxy, submitted several letters regarding the Initial Request and the Company submitted an additional letter on January 26, 2017.

On February 10, 2017, the Staff issued a response to the Initial Request, stating it was unable to conclude that the Company had met its burden of establishing that it may exclude the Proposal under Rule 14a-8(i)(10). We request reconsideration of the Staff's February 10, 2017 response. In addition, we respectfully inform the Staff that the Company currently plans to file the 2017 Proxy Materials on or about March 15, 2017, and we would appreciate receiving a response before that date.

The Company Has Substantially Implemented the Proposal. The Proposal requests that the following resolution be submitted to the Company's stockholders: "Shareholders request that our board of directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access." As noted in the Initial Request, in 2015 the Company adopted a By-law to provide its stockholders with proxy access.[1] The Company

[1] *See* Section 12 of Article III of Citigroup Inc. By-laws (the "Company Proxy Access By-law"). *See* Citigroup Inc. Current Report (Form 8-K), Ex. 3.1 (Oct. 27, 2015).

continues to believe that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal through the Company Proxy Access By-law. As discussed in the Initial Request, the only feature of the Proposal that is not already provided for in the Company Proxy Access By-law is the request that the Company allow up to 50 stockholders to aggregate their shares in order to meet the 3% ownership threshold. However, the Proposal does not explain why the Company Proxy Access By-law does not provide meaningful proxy access with a 20-stockholder aggregation limit but would do so with a 50-stockholder aggregation limit. The Company believes that limiting the size of a nominating group to 20 stockholders achieves the essential objective of the Proposal, and of the proxy access concept in general, by ensuring that stockholders are realistically able to aggregate their shares in order to meet the ownership threshold, while at the same time addressing administrative concerns that most likely would arise if a large number of stockholders sought to nominate director candidates under the Company Proxy Access By-law. As a result, for this and other reasons, the Company continues to believe that the current 20-stockholder aggregation limit in the Company Proxy Access By-law provides stockholders with a meaningful ability to utilize proxy access.

The Company notes that recently the Staff concurred that certain companies who had received similar proxy access proposals could exclude such proposals in reliance on Rule 14a-8(i)(10).[2] To the extent the Company did not provide sufficient information to demonstrate to the Staff that the Company has also substantially implemented the Proposal, the Company writes this letter to provide additional information to the Staff to further establish that the Company Proxy Access By-law already provides stockholders with a meaningful proxy access right.

Additional Information Indicating that the Company has Substantially Implemented the Proposal. As noted in the Initial Request, assuming that stockholder ownership has been stable for three years, many combinations of the Company's stockholders are able to aggregate their shares to meet the ownership threshold required by the Company Proxy Access By-law. Specifically, according to data from the investment research firm Morningstar, four of the Company's largest institutional stockholders each owned more than 3% of the Company's outstanding common stock as of September 30, 2016.[3] Under the Company's current 20-person aggregation limit, as long as they partner with at least one of these stockholders that owns 3% of the Company's outstanding common stock, any stockholder may utilize proxy access. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, innumerable possibilities exist for a stockholder to form a group with any number of other

---

2 *See The Dun & Bradstreet Corp.* (Feb. 10, 2017); *General Dynamics Corporation* (Feb. 10, 2017); *NextEra Entergy, Inc.* (Feb. 10, 2017); *PPG Industries, Inc.* (Feb. 10, 2017); *United Continental Holdings, Inc.* (Feb. 10, 2017).

3 *Citigroup Inc.: Major Shareholders*, Morningstar, http://investors.morningstar.com/ownership/shareholders-major.html?t=c (last visited February 14, 2017). Three of these stockholders have held shares constituting at least 3% of the common stock as of September 30, 2016 continuously for at least three years prior to September 30, 2016. The fourth stockholder continuously held a significant portion of these shares (about 2.2% of the outstanding common stock as of September 30, 2016) continuously for that same three year period.

stockholders, including stockholders who own even less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-stockholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all stockholders, regardless of the size of their individual holdings.

Moreover, the largest 20 institutional stockholders of the Company own approximately 33% of the Company's outstanding common stock, and each of these 20 institutional stockholders owns at least 0.7% of the outstanding common stock. Assuming institutional ownership has been stable for three years, the concentration of significant stockholdings in 20 stockholders means that some of those stockholders may utilize proxy access individually, and that a small number of others may easily form a group among themselves to make a proxy access nomination. For example, three of the Company's stockholders owned, continuously for at least three years, shares constituting at least 1% (but less than 3%) of the Company's common stock as of September 30, 2016. Those three stockholders could on their own form a group representing 3% of the Company's outstanding common stock or any one of those three stockholders could form a group representing 3% of the common stock with any number of other stockholders. More importantly, any stockholder seeking to form a group to nominate a director candidate, regardless of the size of its holdings, could meet the ownership threshold in any number of ways, by combining with one or a small number of the 20 largest investors. A stockholder group is not limited to these known institutional investors, of course, and a stockholder seeking to nominate a director candidate may approach any other stockholders to meet the 3% threshold. The 20-stockholder aggregation limit therefore does not unduly restrict any stockholder from forming a group to make a proxy access nomination.

To illustrate the ease of forming a nominating group, as of September 30, 2016, the Company had 2,849,730,248 shares of common stock outstanding.[4] Based on that number, to meet the 3% minimum ownership requirement, a stockholder or group of stockholders would have to own, and to have owned continuously for at least three years, 85,491,908 shares of common stock. A group of 20 stockholders would therefore hold an average of approximately 4,274,596 shares per group member. According to NASDAQ, as of September 30, 2016, 93 institutional stockholders owned at least 4,274,596 shares of common stock.[5] There are innumerable combinations that would allow the Company's 93 largest stockholders to form 20-stockholder groups (or smaller groups) for the purpose of making a proxy access nomination. And, again, smaller stockholders could combine with any number of these 93 stockholders, in innumerable combinations, to form a nominating group. Moreover, while a small stockholder can aggregate its shares with up to 19 of these 93 large stockholders to meet the ownership threshold, there are many combinations of far fewer than 20 stockholders that would meet the 3% ownership requirement. Indeed, several large stockholders' holdings are so significant (i.e., close to 3% of the common stock) that a small stockholder would be able to aggregate shares with as few as one (or, if not one, just a handful) of these large stockholders to meet the 3% ownership requirement.

---

4 Citigroup Inc. Quarterly Report (Form 10-Q) (Oct. 31, 2016).

5 *Citigroup Inc. Institutional Ownership*, NASDAQ, http://www.nasdaq.com/symbol/c/institutional-holdings (last visited February 14, 2017).

The Proposal Does Not Necessarily Increase the Number of Stockholders Who Can Use Proxy Access. The Company's 20-stockholder aggregation limit therefore provides abundant opportunities for all holders of less than 3% of the common stock to combine with other stockholders to reach the 3% minimum ownership requirement. To be clear, the Proposal's requested 50-stockholder limit would not necessarily increase the number of stockholders who might be able to utilize proxy access by a multiplier of 2.5.[6] Instead, it would simply reduce by 60% the average number of shares each member of a group would need to own if the maximum number of stockholders were needed to form an eligible group. In other words, any increase in the aggregation limit merely increases the inestimable number of stockholder combinations that could create a group owning more than 3% of the common stock. It is impossible to know whether those additional combinations would enhance, much less materially enhance, the availability of proxy access to the Company's stockholders. There is no reason to believe, however, that a solicitation of the type that would be required to form a group of stockholders of the maximum permissible size would be more likely to attract support from 50 holders of 0.06% of the common stock than 20 holders of 0.15% of the common stock. The Company's 20-stockholder aggregation limit also achieves the objective of limiting the burden and expense to the Company of reviewing and processing eligibility and other information provided by the members of a nominating group. The Proposal would more than double the effort and expense required to process information for a 20-stockholder group, without increasing proportionately the likelihood that a stockholder will be able to form a nominating group.

All Stockholders, Including Public Pension Funds, Have Meaningful Proxy Access. As noted in the Initial Request, the Proposal's supporting statement also asserts that "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors." In the case of the Company, however, the Company's seven largest public pension fund stockholders own, in the aggregate, approximately 1.46% of the Company's outstanding common stock. As a result, these funds could meet the 3% ownership threshold under the existing aggregation limit by aggregating their shares with a relatively small number of additional Company stockholders. Therefore, like other stockholders, the Company's largest pension fund stockholders have meaningful proxy access and the statement regarding the analysis performed by the Council of Institutional Investors has little relevance to the Company.

For the reasons described in the Initial Request and, based upon the additional information provided in this letter, we respectfully request that the Staff reconsider its February 10, 2017 response and confirm that it will not take enforcement action if the Company excludes the Proposal from the 2017 Proxy Materials.

---

6 Multiplying the current 20-stockholder aggregation limit by 2.5 would yield the 50-stockholder aggregation limit urged by the Proposal. One might expect that if the number of stockholders who are permitted to aggregate their shares is multiplied by 2.5, then the number of stockholders who can make use of proxy access will also be increased by a factor of 2.5 As explained above, however, factually that is not necessarily the case and the only certain result of the increase to the aggregation limit would be to reduce the average number of shares each member of the group must own.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

****** FISMA & OMB Memorandum M-07-16 ******

John Chevedden

****** FISMA & OMB Memorandum M-07-16 ******

10816336